FORM 4                                          --------------------------------
                                                /        OMB APPROVAL          /
[_] Check this box if                           /------------------------------/
    no longer subject                           / OMB Number:        3235-0287 /
    to Section 16.                              / Expires:  December 31, 2000  /
    Form 4 or Form 5                            / Estimated average burden     /
    obligations may                             / hours per response...... 0.5 /
    continue. See                               /------------------------------/
    Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        FEG Holdings, Inc.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        1211 Avenue of the Americas
--------------------------------------------------------------------------------
                                   (Street)

        New York                    New York                          10036
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol

    Fox Entertainment Group, Inc. ("FOX")
    -------------------------------------

3.  IRS or Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year   July 1999
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    ____ Form filed by One Reporting Person
      X  Form filed by More than One Reporting Person
    ----
TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Class A Common Stock,    7/15/99   J(2)         51,759,834      A         (2)         599,259,834             D (3)
 par value $.01 per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:



(1) Pursuant to Instruction 5(b)(v), this Form 4 is filed jointly by all of the undersigned (collectively, the "Reporting Persons"), who may be deemed to be members of a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. FEG Holdings, Inc. ("FEG Holdings") has been designated to make the filing of this Form 4.

(2) The shares of Class A Common Stock were acquired in exchange for a contribution to the issuer of certain assets valued at approximately $1.425 billion. The contributed assets were acquired from Liberty Media Corporation and consisted of substantially all of Liberty Media Corporation's 50% interest in the businesses of Fox/Liberty Networks, LLC and other related businesses.

(3) The 51,759,834 shares of Class A Common Stock of the issuer reported are directly owned by FEG Holdings. News America Incorporated ("NAI") and The News Corporation Limited ("News Corporation"), as persons who may be deemed to control FEG Holdings, may also be deemed to indirectly beneficially own such shares. By virtue of ordinary shares of News Corporation owned by (i) Mr. K. Rupert Murdoch and members of his family, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and certain charities, and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation, and may therefore be deemed to indirectly beneficially own such shares of FEG Holdings. The Reporting Persons, other than FEG Holdings, disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 16 or any other purpose.

                              FEG Holdings, Inc.


                              By: /s/Paula Wardynski             8-6-99
                              -------------------------------  ----------
                              Name: Paula Wardynski               Date

                              Title: Vice President, Treasurer
                                        and Secretary

----
/**/Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

                           (Print or Type Responses)
                                                                          (Over)
                                                                SEC (1474 (7/96)

                            Joint Filer Information


Name: The News Corporation Limited

Address:  2 Holt Street
          Sydney, New South Wales 2010
          Australia

Designated Filer: FEG Holdings, Inc.

Date of Event Requiring Statement: 7/15/99

Issuer and Ticker or Trading Symbol: Fox Entertainment Group, Inc. ("FOX")

Signature:     THE NEWS CORPORATION LIMITED


          By:       /s/Arthur M. Siskind
                    ----------------------------
                    Name:  Arthur M. Siskind
                    Title:    Director


Name: News America Incorporated

Address:  1211 Avenue of the Americas
          New York, NY 10036

Designated Filer: FEG Holdings, Inc.

Date of Event Requiring Statement: 7/15/99

Issuer and Ticker or Trading Symbol: Fox Entertainment Group, Inc. ("FOX")

Signature:     NEWS AMERICA INCORPORATED


           By:   /s/Lawrence A. Jacobs
                 ---------------------------------
                 Name:  Lawrence A. Jacobs
                 Title:    Senior Vice President



                               Page 3 of 4 Pages

Name: K. Rupert Murdoch

Address: 10201 West Pico Boulevard
         Los Angeles, CA 90035

Designated Filer: FEG Holdings, Inc.

Date of Event Requiring Statement: 7/15/99

Issuer and Ticker or Trading Symbol: Fox Entertainment Group, Inc. ("FOX")

Signature:

     /s/K. Rupert Murdoch
     --------------------
     K. Rupert Murdoch



                               Page 4 of 4 Pages
                                SEC (1474 (7/96)